EXHIBIT 99.1

Sale of Golar Eskimo to Golar LNG Partners L.P.

HAMILTON, Bermuda, Dec. 15, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited (the "Company") announced today that it has entered into an agreement to sell its ownership interests in the companies that will own and operate the floating storage and regasification unit ("FSRU") Golar Eskimo ("Eskimo") to Golar LNG Partners L.P. ("Golar Partners") for a price of USD 390 million. The transaction is subject to the satisfaction of certain closing conditions which is expected to be finalized in January 2015.

The Partnership will finance the purchase price with cash on hand, the proceeds of a $220.0 million loan from the Company and the assumption of outstanding bank debt in respect of the Golar Eskimo on the closing date of the acquisition (which is be approximately $162.8 million). The loan is for a term of 2 years with a rate of interest of LIBOR plus a blended margin of 2.84%.

Part of the agreement with Golar Partners is for the Company to retain the right to use the FSRU and to charter the vessel to a third party starting in January 2015 and ending in June 2015. Any hire received during this period will belong to the Company. In return for this, the Company will pay Golar Partners $22 million to be paid in equal monthly instalments starting in January 2015.

This transaction is the sixth dropdown of assets to Golar Partners since its IPO in April 2011.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Company's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

  the Company's ability to consummate the Eskimo acquisition on a timely basis or at all;
  the Company's ability to complete the Golar Hilli or Golar Gimi liquefaction projects on a timely basis or at all;
  the Company's growth strategies and the strategies of Golar Partners.
  other factors listed from time to time in the reports and other documents the Company files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Company does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

December 15, 2014

Enquiries: Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan